 Exhibit 99.(d)(2)

Schedule A

Dated November 8, 2012, as last revised September 10, 2014

to the

Investment Advisory Agreement dated November 8, 2012

by and between KraneShares Trust and Krane Funds Advisors, LLC

Fund Name	Effective Date	Advisory Fee
KraneShares Dow Jones China Select Dividend ETF		0.68%
KraneShares CSI China Internet ETF	7/31/2013	0.68%
KraneShares CSI China Consumer Staples ETF		0.68%
KraneShares CSI China Consumer Discretionary ETF		0.68%
KraneShares CSI New China ETF	7/22/2013	0.68%
KraneShares CSI China Urbanization ETF		0.68%
KraneShares Bosera MSCI China A Share ETF	3/4/2014	1.10%
KraneShares FTSE Emerging Markets Plus ETF	2/2/2015	0.68%
KraneShares E Fund China Commercial Paper Hedged ETF	12/2/2014	0.68%
KraneShares E Fund China Commercial Paper ETF		0.68%
KraneShares E Fund Commercial Paper Hedged ETF		0.68%